Filed pursuant to Rule 424(b)(5)
Registration No. 333-143635

PROSPECTUS SUPPLEMENT
(To prospectus dated June 11, 2007)

Diana Shipping Inc.
Common Shares

We and the selling shareholders named in this prospectus supplement have entered into a sales agency financing agreement pursuant to which we may offer and sell up $200,000,000 aggregate amount of shares of our common stock from time to time and such selling shareholders may offer and sell up to an aggregate of 2,500,000 shares of our common stock from time to time through BNY Capital Markets Inc., which we refer to as BNYCMI, as our and the selling shareholders’ agent.

These shares will be offered at market prices prevailing at the time of sale. We or the selling shareholders will pay BNYCMI a commission equal to 1.25% of the sales price of all shares sold through it as our or the selling shareholders’ agent.

Our common stock is listed on the New York Stock Exchange under the ticker symbol “DSX”.  Each share of common stock includes one right that, under certain circumstances, entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments.  On April 22, 2008, the closing price on the New York Stock Exchange for our common stock was $30.25.

Investing in our common stock involves risks.  See “Item 3.D - Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2007 which is incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities regulators or other regulatory bodies have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BNY Capital Markets, Inc.

The date of this prospectus supplement is April 23, 2008.

Important Notice About Information in this Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying base prospectus and the documents incorporated by reference into this prospectus supplement and the base prospectus. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to this offering. Generally, when we refer only to the prospectus, we are referring to both parts combined, and when we refer to the accompanying prospectus, we are referring to the base prospectus.

To the extent there is a conflict between the information contained in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we, the selling shareholders, nor BNYCMI has authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling shareholders are not, and BNYCMI is not, offering to sell or seeking offers to buy shares of common stock in jurisdictions where offers and sales are not permitted. The information contained in or incorporated by reference in this document is accurate only as of the date such information was issued, regardless of the time of delivery of this prospectus supplement or any sale of our shares of common stock. Our business, financial condition, results of operations and prospects may have changed since these dates.

TABLE OF CONTENTS

Prospectus Supplement

   Page

THE COMPANY	S-1
USE OF PROCEEDS	S-2
CAPITALIZATION	S-2
SELLING SHAREHOLDERS	S-3
PLAN OF DISTRIBUTION	S-4
LEGAL MATTERS	S-7

Prospectus

PROSPECTUS SUMMARY RISK FACTORS	1 7
USE OF PROCEEDS	7
FORWARD LOOKING STATEMENTS	7
RATIO OF EARNINGS TO FIXED CHARGES	8
SELLING STOCKHOLDERS	9
CAPITALIZATION	10
PLAN OF DISTRIBUTION	11
ENFORCEMENT OF CIVIL LIABILITIES	12
DESCRIPTION OF CAPITAL STOCK	12
DESCRIPTION OF PREFERRED SHARES	19
DESCRIPTION OF WARRANTS	19
DESCRIPTION OF DEBT SECURITIES	20
DESCRIPTION OF PURCHASE CONTRACTS	29
DESCRIPTION OF UNITS	30
EXPENSES	30
LEGAL MATTERS	30
EXPERTS	31
WHERE YOU CAN FIND ADDITIONAL INFORMATION	31

-i-

THE COMPANY

This prospectus supplement is not complete without, and may not be delivered or used except in connection with, the accompanying prospectus. You should read this entire prospectus supplement and the accompanying prospectus, as well as the information incorporated herein and therein by reference, before making an investment decision.

In this prospectus supplement, except where the context otherwise requires, the terms "we", "us", "company" and "our" refer to Diana Shipping Inc. and its subsidiaries.

We are Diana Shipping Inc., a Marshall Islands company that owns and operates dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes.  Our fleet consists of 19 dry bulk carriers, of which 13 are Panamax and six are Capesize dry bulk carriers, having a combined carrying capacity of approximately 2.0 million dwt and a weighted average age of 3.5 years. We also have assumed shipbuilding contracts for two additional Capesize dry bulk carriers, which are under construction and are expected to be delivered to us in the second quarter of 2010.

Our executive offices are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at this address is +30-210-947-0100.  We maintain a website at http://www.dianashippinginc.com where general information about us and our fleet of drybulk carriers is available. We are not incorporating the contents of our website into this prospectus supplement or the accompanying prospectus.

For a description of our business, financial condition, results of operations and other important information, see our filings with the Securities and Exchange Commission incorporated by reference in this prospectus supplement. For instructions on how to find copies of these and our other filings incorporated by reference into this prospectus supplement, see the sections of the accompanying prospectus included under the caption “Where You Can Find Additional Information.”

USE OF PROCEEDS

We intend to use the net proceeds from the sale of shares of common stock under the sales agency financing agreement to make vessel acquisitions and for capital expenditures, to repay outstanding indebtedness under our secured revolving credit facility with The Royal Bank of Scotland Plc., for working capital and for general corporate purposes.  The secured revolving credit facility with The Royal Bank of Scotland Plc., has a maturity date of May 24, 2016, and interest on amounts drawn under this facility are payable at a rate ranging from 0.75% to 0.85% per annum over LIBOR. During 2007 and 2006, the weighted average interest rate relating to the amounts drawn under the credit facility were 6.17% and 5.99%, respectively.

We will not receive any proceeds from the sale of our shares of common stock by the selling shareholders.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of December 31, 2007:

•	on an actual basis; and

•
on an adjusted basis to give effect to (i) the payment of a $44.7 million dividend in March 2008, (ii) our incurrence of $98.5 million of indebtedness under our revolving credit facility to partly fund the acquisition cost of the vessel Norfolk in February 2008, (iii) the repayment of $30.3 million of the outstanding balance under our revolving credit facility with cash on hand in April 2008, (iv) the issuance of 75,500 of restricted shares at par value, pursuant to the Company's equity incentive plan.

As of December 31, 2007
Actual	As Adjusted
(in thousands of U.S. Dollars, except share amount)
Debt (principal balance)
Current portion of long-term debt	$-	$--
Long-term debt, net of current portion	99,080	167,280
Total debt	$99,080	$167,280
Stockholders' equity
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	$-	$-
Common stock, $0.01 par value; 100,000,000 shares authorized; 74,375,000 issued and outstanding actual, 74,450,500 issued and outstanding as adjusted	744	745
Additional paid-in capital	801,349	801,349
Other comprehensive income	110	110
Accumulated deficit	(2,729)	(47,399)
Total stockholders' equity	$799,474	$754,805

Total capitalization	$898,554	$922,085

There have been no significant adjustments to our capitalization since December 31, 2007, as so adjusted.

SELLING SHAREHOLDERS

The selling shareholders named below are offering up to an aggregate of 2,500,000 shares of our common stock which were issued to them in private placements prior to our initial public offering.  Set forth below is information regarding the names and the maximum number of shares of common stock owned and which may be offered by each selling shareholder.

Name of selling stockholder	Common stock owned before offering	Percentage of class owned before offering	Total common stock offered	Common stock owned following offering	Percentage of class following the offering
Corozal Compania Naviera S.A. (1)	4,762,180	6.40%	830,000	3,932,180	5.28%

Ironwood Trading Corp. (2)	9,524,360	12.79%	1,670,000	7,854,360	10.55%

Total	14,286,540	19.19%	2,500,000	11,786,540	15.83%

(1)
The address of Corozal Compania Naviera S.A., a Panamanian company which is controlled directly or indirectly by Mr. Simeon Palios, is: c/o Diana Shipping Services S.A., Pentelis 16, 17564, Palaio Faliro, Greece.

(2)
The address of Ironwood Trading Corp., a Liberian company which is controlled directly or indirectly by Mr. Simeon Palios, is: c/o Diana Shipping Services S.A., Pentelis 16, 17564, Palaio Faliro, Greece.

PLAN OF DISTRIBUTION

We and the selling shareholders named under “Selling Shareholders” in this prospectus supplement have entered into a sales agency financing agreement with BNYCMI, dated as of April 23, 2008, pursuant to which we may offer and sell up $200,000,000 aggregate amount of shares of our common stock from time to time and such selling shareholders may offer and sell up to an aggregate of 2,500,000 shares of our common stock from time to time through BNYCMI, as our and the selling shareholders’ agent.  The sales, if any, of the shares of our common stock under the sales agency financing agreement will be made in “at the market” offerings as defined in Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on the New York Stock Exchange, the principal existing trading market for shares of our common stock, or through a market maker, or through an electronic communications network, or if we, the selling shareholders and BNYCMI agree in writing, sales made in privately negotiated transactions.

From time to time during the term of the sales agency financing agreement, and subject to the terms and conditions set forth therein, we and/or the selling shareholders may deliver an issuance notice to BNYCMI specifying:

•	the length of the selling period, which may not exceed 20 consecutive trading days;

•	the aggregate sales price of our common shares to be sold, which may not exceed $50,000,000 during any selling period without BNYCMI’s prior written consent; and

•	the minimum price below which sales may not be made.

Upon receipt of an issuance notice from us and/or the selling stockholders, as the case may be, and subject to the terms and conditions of the sales agency financing agreement, BNYCMI has agreed to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such shares on such terms. We, the selling shareholders or BNYCMI may suspend the offering of shares of our common stock at any time upon proper notice, and the selling period will immediately terminate. The settlement between us and/or the selling shareholders and BNYCMI of sales of shares of our common stock will occur (i) on the third trading day following the date on which the sales were made or (ii) on the business day following the last day of the applicable selling period.  The obligation of BNYCMI under the sales agency financing agreement to sell shares pursuant to any issuance notice is subject to a number of conditions, which BNYCMI reserves the right to waive in its sole discretion.

We and/or the selling shareholders, as the case may be, will pay BNYCMI a commission equal to 1.25% of the sales price of all shares sold through it as agent under the sales agency financing agreement. We have also agreed to reimburse BNYCMI for its reasonable documented out-of-pocket expenses, including fees and expenses of counsel, up to $100,000 in connection with the sales agency financing agreement.

In connection with the sale of our common stock as contemplated in this prospectus supplement, BNYCMI may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to BNYCMI may be deemed to be underwriting commissions or discounts. We and the selling shareholders have agreed to indemnify BNYCMI against certain civil liabilities, including liabilities under the Securities Act.

We intend to report at least quarterly the number of shares of our common stock sold through BNYCMI as agent in at-the-market offerings, the net proceeds to us or the selling shareholders and the compensation paid by us or the selling shareholders to BNYCMI in connection with such sales.

Sales of shares of our common stock as contemplated in this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we, the selling shareholders and BNYCMI may agree upon.

The offering of shares of our common stock pursuant to the sales agency financing agreement will terminate upon the earliest of (1) the sale of all shares of common stock subject to the sales agency financing agreement, (2) the third anniversary of the date of the sales agency financing agreement and (3) any time upon 30 days’ prior notice to BNYCMI.  BNYCMI may terminate the sales agency financing agreement upon one trading day’s notice in certain circumstances, including bankruptcy events relating to us, our failure to maintain the listing of our common stock on the New York Stock Exchange or the occurrence of an event which has had or would reasonably be expected to have a material adverse effect on us.

We and the selling shareholders have agreed not to directly or indirectly sell, offer to sell, contract to sell, grant any option to sell or otherwise dispose of, our or the selling stockholders’ shares of our common stock or securities convertible into or exchangeable for shares of our common stock, warrants or any rights to purchase or acquire shares of our common stock for a period beginning on the fifth trading day immediately prior to the delivery of any issuance notice to BNYCMI and ending on the fifth trading day immediately following the settlement date for shares of our common stock sold pursuant to the applicable issuance notice, without the prior written consent of BNYCMI. BNYCMI may give this consent at any time without public notice. The restriction described in this paragraph does not apply to sales of:

•	Shares of our common stock that we or the selling stockholders offer or sell pursuant to the sales agency financing agreement;

•	Shares of our common stock that we issue in connection with acquisitions;

•	Shares of our common stock that we issue upon conversion of convertible securities, or the exercise of warrants, options or other rights; or

•
Shares of our common stock and options to purchase shares of our common stock that we issue, in either case, pursuant to any employee or director stock option or benefit plan, stock purchase or ownership plan or dividend reinvestment plan (but not shares in excess of plan limits in effect on the date of the sales agency financing agreement).

BNYCMI and its affiliates have provided stock transfer services and other services for us from time to time for which they have received customary fees and reimbursement of expenses and may in the future provide additional services.

LEGAL MATTERS

The validity of the common stock and certain other matters related to United States and Marshall Islands laws will be passed upon for us by Seward & Kissel LLP, New York, NY.  BNYCMI is being represented by Simpson Thacher & Bartlett LLP.

$500,000,000

and

8,000,000 of our Common Shares
Offered by Selling Shareholders

Diana Shipping Inc.

Through this prospectus, we may periodically offer:

(1)   our common shares,

(2)   our preferred shares,

(3)   our debt securities, which may be guaranteed by one or more of our subsidiaries,

(4)   our warrants,

(5)   our purchase contracts, and

(6)   our units

In addition, the selling shareholders named in the section "Selling Shareholders" may sell in one or more offerings pursuant to this registration statement up to 8,000,000 of our common shares that were previously acquired in private transactions. We will not receive any of the proceeds from the sale of our common shares by the selling shareholders.

The prices and other terms of the securities that we will offer will be determined at the time of their offering and will be described in a supplement to this prospectus.

Our common shares are currently listed on the New York Stock Exchange under the symbol "DSX".

The securities issued under this prospectus may be offered directly or through underwriters, agents or dealers. The names of any underwriters, agents or dealers will be included in a supplement to this prospectus.

An investment in these securities involves risks. See the section entitled "Risk Factors" on page 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 11, 2007.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	7
USE OF PROCEEDS	7
FORWARD LOOKING STATEMENTS	7
RATIO OF EARNINGS TO FIXED CHARGES	8
SELLING STOCKHOLDERS	9
CAPITALIZATION	10
PLAN OF DISTRIBUTION	11
ENFORCEMENT OF CIVIL LIABILITIES	12
DESCRIPTION OF CAPITAL STOCK	12
DESCRIPTION OF PREFERRED SHARES	19
DESCRIPTION OF WARRANTS	19
DESCRIPTION OF DEBT SECURITIES	20
DESCRIPTION OF PURCHASE CONTRACTS	29
DESCRIPTION OF UNITS	30
EXPENSES	30
LEGAL MATTERS	30
EXPERTS	31
WHERE YOU CAN FIND ADDITIONAL INFORMATION	31

Unless otherwise indicated, all dollar references in this prospectus are to U.S. dollars and financial information presented in this prospectus that is derived from financial statements incorporated by reference is prepared in accordance with the U.S. generally accepted accounting principles.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or Commission, using a shelf registration process. Under the shelf registration process, we may sell the common shares, preferred shares, debt securities, warrants, purchase contracts and units described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. In addition, the selling shareholders may sell in one or more offerings pursuant to this registration statement up to 8,000,000 of our common shares that were previously acquired in private transactions. This prospectus provides you with a general description of the securities we or the selling shareholders may offer. Each time we or the selling shareholders offers securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

This prospectus does not contain all the information provided in the registration statement that we filed with the Commission. For further information about us or the securities offered hereby, you should refer to that registration statement, which you can obtain from the Commission as described below under "Where You Can Find More Information."

PROSPECTUS SUMMARY

This section summarizes some of the information that is contained later in this prospectus or in other documents incorporated by reference into this prospectus.  As an investor or prospective investor, you should review carefully the risk factors incorporated by reference to into this registration statement from the Company’s Annual Report on Form 20-F filed on June 8, 2007 and the more detailed information that appears later in this prospectus or is contained in the documents that we incorporate by reference into this prospectus.

Our Company

We are Diana Shipping Inc., a Marshall Islands company that owns and operates dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes.

Our fleet consists of dry bulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes. As of December 31, 2006, our operating fleet consisted of thirteen modern Panamax dry bulk carriers and two Capesize dry bulk carriers that had a combined carrying capacity of approximately 1.1 million dwt and a weighted average age of 3.7 years. During 2006, 2005 and 2004, we had a fleet utilization of 99.9%, 99.7% and 99.8%, respectively, our vessels achieved daily time charter equivalent rates of $22,661, $27,838 and $25,661, respectively, and we generated revenues of $116.1 million, $103.1 million and $63.8 million, respectively.

Our objective is to expand our presence in the dry bulk shipping industry. In furtherance of this objective, during 2006 we took delivery of two newly built Panamax dry bulk carriers and one newly built Capesize dry bulk carrier and in April 2007 we took delivery of an additional secondhand Capesize dry bulk carrier.  We have also entered into agreements to acquire two further newly built Capesize dry bulk carriers that we expect to take delivery of in June and November 2007, respectively, and have assumed shipbuilding contracts for two Capesize dry bulk carriers currently under construction that we expect to take delivery of during the second quarter of 2010.  In addition, we have agreed to sell one of our existing Capesize dry bulk carriers, the Pantelis SP, which we expect to deliver to the buyer in July 2007.  In November 2007, after the expected delivery of all of our new vessels and the sale of the Pantelis SP, our fleet will consist of 13 Panamax dry bulk carriers and six Capesize dry bulk carriers, having a combined carrying capacity of 2.2 million dwt and an average age (excluding the vessels under construction) of 3.1 years.

Our Fleet

The following table presents certain information concerning the dry bulk carriers in our fleet, including the vessels that we have agreed to purchase but have not yet taken delivery of.

Vessel	Operating Status	Dwt	Age (1)	Time Charter Expiration Date (2)	Daily Time Charter Hire Rate	Sister Ships (3)
Nirefs	Delivered Jan 2001	75,311	6.3 years	10/2007 to 01/2008	4tcs Average + 4.5% (4)	A
Alcyon	Delivered Feb 2001	75,247	6.3 years	10/2007 to 02/2008	$22,582	A
Triton	Delivered Mar 2001	75,336	6.2 years	10/2009 to 01/2010	$24,400 (5)	A
Oceanis	Delivered May 2001	75,211	6.0 years	06/2007	$17,000	A
Dione	Acquired May 2003	75,172	6.4 years	11/2007 to 01/2008	$28,500	A
Danae	Acquired July 2003	75,106	6.4 years	02/2009 to 05/2009	$29,400	A
Protefs	Delivered Aug 2004	73,630	2.8 years	02/2008 to 04/2008	$31,650	B
Calipso	Delivered Feb 2005	73,691	2.3 years	12/2007 to 02/2008	$26,750	B
Pantelis SP(6)	Acquired Feb 2005	169,883	8.3 years	01/2008 to 03/2008	$47,500	-
Clio	Delivered May 2005	73,691	2.1 years	01/2009 to 03/2009	$27,000	B
Erato	Acquired Nov 2005	74,444	2.8 years	11/2007 to 01/2008	$30,500	C
Thetis	Acquired Nov 2005	73,583	2.8 years	08/2007 to 10/2007	$25,000	B
Coronis	Delivered Jan 2006	74,381	1.3 years	01/2009 to 04/2009	$27,500	C
Naias	Delivered Aug 2006	73,546	1.0 years	06/2007 to 09/2007	$21,000	B
Sideris GS	Delivered Nov 2006	174,186	0.5 years	10/2010 to 01/2011	$41,000 (7)	D
Aliki	Acquired Apr 2007	180,235	2.2 years	03/2011 to 06/2011	$48,500 (8)	-
Semirio	Expected Jun 2007	175,000	-	04/2011 to 07/2011	$41,000 (9)	D
Boston	Expected Nov 2007	177,000	-	10/2011 to 01/2012	$52,000 (10)	D
Hull H1107	Expected 2010	177,000	-	-	-	D
Hull H1108	Expected 2010	177,000	-	-	-	D

(1)	As of May 31, 2007.

(2)	The date range provided represents the earliest and latest date on which the charterer may redeliver the vessel to us upon the termination of the charter.

(3)	Each dry bulk carrier is a sister ship of each other dry bulk carrier that has the same letter.

(4)	Adjustable every 15 days based on the average of four pre-determined time charter routes.

(5)
The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes. The optional period, if exercised, must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

(6)	The vessel has been sold to an unrelated third party and is expected to be delivered to its new owners in early July 2007.

(7)
The daily time charter rate is $46,000 during the first year; $43,000 during the second year; $39,000 during the third year and $36,000 during the fourth year. The charterer has the option to employ the vessel for a further 11-13 month period, counting from the end of the 48th month, at the daily time charter rate of $48,500.

(8)
The daily time charter rate is $52,000 for the first and second year and $45,000 for the third and fourth year. The charterer has the option to employ the vessel for a further 11-13 month period, counting from the end of the 48th month, at the daily time charter rate of $48,500.

(9)
The daily time charter rate is $51,000 for the first and second year and $31,000 for the third and fourth year. The charterer has the option to employ the vessel for a further 11-13 month period, counting from the end of the 48th month, at the daily time charter rate of $48,500.

(10)
The charterer has the option to employ the vessel for a further 11-13 month period counting from the end of the 48th month, at the daily rate of $52,000. The vessel is expected to be delivered on or about November 20, 2007.

Each of our vessels is owned through a separate wholly-owned Panamanian and Marshall Islands subsidiary.

We charter our dry bulk carriers to customers primarily pursuant to time charters. A time charter involves the hiring of a vessel from its owner for a period of time pursuant to a contract under which the vessel owner places its ship (including its crew and equipment) at the disposal of the charterer. Under a time charter, the charterer periodically pays a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers and port and canal charges. Subject to any restrictions in the contract, the charterer determines the type and quantity of cargo to be carried and the ports of loading and discharging. The technical operation and navigation of the vessel at all times remains the responsibility of the vessel owner, which is generally responsible for the vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. In connection with the charter of each of our vessels, we pay commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to unaffiliated ship brokers and to in-house ship brokers associated with the charterers, depending on the number of brokers involved with arranging the relevant charter. We also pay a commission equal to 2% of the total daily charter hire rate of each vessel charter to our fleet manager. However, after our acquisition of DSS effective April 1, 2006, this amount is being eliminated from the consolidated financial statements as an intercompany transaction.

We strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust the charter hire periods for our vessels according to market conditions. Historically, we have primarily employed short-term time charters that have ranged in duration from a few days to 13 months, which we believe have provided us with flexibility in responding to market developments and have assisted us in enhancing the amount of charter hire that we are paid. As part of our business strategy, 13 of our vessels, including the Capesize dry bulk carriers that we expect to take delivery of in June and November 2007, respectively, are currently employed on longer-term time charters ranging in duration from 18 months to 48 months.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Our Competitive Strengths

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

•
We own a modern, high quality fleet of dry bulk carriers. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.

•
Our fleet includes four groups of sister ships. We believe that maintaining a fleet that includes sister ships enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. The uniform nature of sister ships also improves our operating efficiency by allowing our fleet manager to apply the technical knowledge of one vessel to all vessels of the same series, and creates economies of scale that enable us to realize cost savings when maintaining, supplying and crewing our vessels.

•
We have an experienced management team. Our management team consists of experienced executives who have many years of operating experience in the shipping industry and have demonstrated ability in managing the commercial, technical and financial areas of our business.

Our management team is led by Mr. Simeon Palios, a qualified naval architect and engineer who has 40 years of experience in the shipping industry.

•
Internal management of vessel operations. Effective April 1, 2006, we acquired our fleet manager and now conduct all of the commercial and technical management of our vessels in-house. We believe that providing our own commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and offer a high quality of performance, reliability and efficiency.

•
We benefit from strong relationships with members of the shipping and financial industries. We have developed strong relationships with major international charterers, shipbuilders and financial institutions that we believe are the result of the quality of our operations, the strength of our management team and our reputation for dependability.

•
We have a strong balance sheet and a relatively low level of indebtedness. We believe that our strong balance sheet and relatively low level of indebtedness increase the amount of funds that we may draw under our credit facility in connection with future acquisitions and enable us to use cash flow that would otherwise be dedicated to debt service for other purposes, including funding operations and making dividend payments.

Our Business Strategy

Our main objective is to manage and expand our fleet in a manner that enables us to pay attractive dividends to our stockholders. To accomplish this objective, we intend to:

•
Continue to operate a high quality fleet. We believe that our ability to maintain and increase our customer base will depend on the quality of our fleet. We intend to limit our acquisition of ships to vessels that meet rigorous industry standards and that are capable of meeting charterer certification requirements. At the same time, we intend to maintain the quality of our existing fleet by carrying out regular inspections of our vessels and implementing appropriate maintenance programs for each vessel.

•
Strategically expand the size of our fleet. We intend to grow our fleet through timely and selective acquisitions of vessels in a manner that is accretive to dividends per share. We expect to focus our dry bulk carrier acquisitions primarily on Panamax and Capesize dry bulk carriers. We believe that Panamax dry bulk carriers are subject to relatively less volatility in charter hire rates and are able to access a greater number of ports and carry a broader range of cargo compared to larger vessels. Capesize dry bulk carriers offer economies of scale due to their increased cargo carrying capacity and provide relatively stable cash flows and high utilization rates due to their generally being employed on longer term time charters compared to smaller carriers. We intend to continue to monitor developments in market conditions regularly and may acquire other dry bulk carriers when those acquisitions would, in our view, present favorable investment opportunities. We may also consider acquisitions of other types of vessels but do not intend to acquire tankers. We intend to capitalize on the experience and expertise of our management team when making acquisition related decisions and expect to continue to place an emphasis on sister ships.

•
Pursue an appropriate balance of short-term and long-term time charters. We historically have chartered our vessels to customers primarily pursuant to short-term time charters. While we expect to continue to pursue short-term time charter employment for our Panamax dry bulk carriers, we have also entered into time charters in excess 18 months for several of our vessels. We believe that employing short-term time charters generally increases our flexibility in responding to market developments and assists us in enhancing the amount of charter hire that we are paid, particularly during periods of increasing charter hire rates, while long-term time charters provide us the benefit of relatively stable cash flows. We will continue to strategically monitor developments in the dry bulk shipping industry on a regular basis and adjust our charter hire periods according to market conditions.

•
Maintain a strong balance sheet with low leverage. We expect to draw funds under our credit facility to fund vessel acquisitions. We intend to repay our acquisition related debt in excess of 150 million from time to time with the net proceeds of equity issuances. While our leverage will vary according to our acquisition strategy and our ability to refinance acquisition related debt through equity offerings on terms acceptable to us, we intend to limit the amount of indebtedness that we have outstanding at any time to relatively conservative levels. We believe that maintaining a low level of leverage will allow us to maintain a strong balance sheet and will provide us with flexibility in pursuing acquisitions that are accretive to dividends per share. We also believe that maintaining a low level of indebtedness will allow us to remain competitive in adverse market conditions, particularly when compared to competitors who are burdened with significant levels of debt.

•
Maintain low cost, highly efficient operations. We believe that we are a cost-efficient and reliable owner and operator of dry bulk carriers due to the strength of our management team and the quality of our vessels. We intend to actively monitor and control vessel operating expenses without compromising the quality of our vessel management by utilizing regular inspection and maintenance programs, employing and retaining qualified crew members and taking advantage of the economies of scale that result from operating a fleet of sister ships.

•
Capitalize on our established reputation. We believe that we have an established reputation in the dry bulk shipping industry for maintaining high standards of performance, reliability and safety. We intend to capitalize on this reputation in establishing and maintaining relationships with major international charterers who consider the reputation of a vessel owner and operator when entering into time charters and with shipyards and financial institutions who consider reputation to be an indicator of creditworthiness.

Corporate Structure

Diana Shipping Inc. is a holding company existing under the laws of the Marshall Islands. We maintain our principal executive offices at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is +30 (210) 947-0100.  Our website address is www.dianashippinginc.com.  The information on our website is not a part of this prospectus.

The Securities

We may use this prospectus to offer up to $500,000,000 of:

•	common shares;

•	preferred shares;

•	debt securities, which may be guaranteed by one or more of our subsidiaries;

•	warrants;

•	purchase contracts; and

•	units.

•	We may also offer securities of the types listed above that are convertible or exchangeable into one or more of the securities listed above.

In addition, the selling shareholders may sell in one or more offerings pursuant to this registration statement up to 8,000,000 of our common shares that were previously acquired in private transactions. We will not receive any of the proceeds from the sale of our common shares sold by the selling shareholders.

A prospectus supplement will describe the specific types, amounts, prices, and detailed terms of any of these securities that we or the selling shareholders may offer and may describe certain risks associated with an investment in the securities. Terms used in the prospectus supplement will have the meanings described in this prospectus, unless otherwise specified.

RISK FACTORS

We have identified a number of risk factors which you should consider before buying shares of our common stock. These risk factors are incorporated by reference into this registration statement from the Company’s Annual Report on Form 20-F filed on June 8, 2007. Please see “Incorporation of Certain Documents by Reference”. In addition, you should also consider carefully the risks set forth under the heading “Risk Factors” in any prospectus supplement before investing in the shares of common stock offered by this prospectus. The occurrence of one or more of those risk factors could adversely impact our results of operations or financial condition.

USE OF PROCEEDS

Unless we specify otherwise in any prospectus supplement, we intend to use the net proceeds from the sale of securities by us offered by this prospectus to make vessel acquisitions and for capital expenditures, repayment of indebtedness, working capital, and general corporate purposes.  We will not receive any of the proceeds from the sale of our common shares by the selling shareholders.

FORWARD LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation.  This document and any other written or oral statements made by us or on our behalf may include forward-looking statements which reflect our current views with respect to future events and financial performance.  The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this prospectus, and in the documents incorporated by reference in this prospectus, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the dry bulk vessel market, changes in the company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of dry bulk vessels, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the New York Stock Exchange.  We caution readers of this prospectus and any prospectus supplement not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the preceding five fiscal years and the three months ended March 31, 2007 (1)

	3 Months Ended March 31	For the years ended December 31,
	2007	2006	2005	2004	2003	2002
Earnings
Net income	$21,446	$61,063	$64,990	$60,083	$9,489	$76
Add: Fixed charges	2,310	3,316	2,093	2,470	1,848	2,001
	23,756	64,379	67,083	62,553	11,337	2,077
Less: Interest capitalized	362	133	122	339	91	-
Total Earnings	$23,394	$64,246	$66,961	$62,214	$11,246	$2,077

Fixed Charges
Interest expensed and capitalized	2,285	3,188	1,503	2,382	1,775	1,940
Amortization and write-off of capitalized expenses relating to indebtedness	$25	128	590	88	73	61
Total Fixed Charges	2,310	$3,316	$2,093	$2,470	$1,848	$2,001

Ratio of Earnings to Fixed Charges	10.1x	19.4x	32.0x	25.2x	6.1x	1.0x

____________
(1) We have not issued any preferred stock as of the date of this prospectus.

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net income available to common stockholders plus interest expensed and any amortization and write-off of capitalized expenses relating to indebtedness.  Fixed charges consist of interest expensed and capitalized, interest portion of rental expense and amortization and write-off of capitalized expenses relating to indebtedness.

SELLING STOCKHOLDERS

The selling stockholders are offering an aggregate of 8,000,000 of our common shares which were issued to them in private placements prior to our initial public offering.

Set forth below is information regarding the names and number of shares of common stock owned and offered by each selling stockholder.

Selling Stockholders

Name of Selling Stockholder	Common Stock Owned Before Offering	Percentage of Class Prior to the Offering	Total Common Stock Offered Hereby	Percentage of Class Following the Offering
Corozal Compania Naviera S.A. (1)	4,762,180	7.57%	2,144,070	4.16%
Ironwood Trading Corp. (2)	9,524,360	15.15%	4,288,139	8.33%
Zoe S. Company Ltd. (3)	3,482,210	5.54%	1,567,791	3.05%
Total	17,768,750	28.26%	8,000,000	15.54%

(1) The address of Corozal Compania Naviera S.A. is: c/o Diana Shipping Services S.A., Pentelis 16, 17564, Palaio Faliro, Greece.

(2) The address of Ironwood Trading Corp. is: c/o Diana Shipping Services S.A., Pentelis 16, 17564, Palaio Faliro, Greece.

(3) The address of Zoe S. Company Ltd., is: Scotia House, 404 East Bay St., P.O. Box N-3016, Nassau, N.P. Bahamas, Bahamas international business company.

CAPITALIZATION

The following table sets forth our consolidated capitalization at March 31, 2007, on an actual basis and as adjusted to give effect to (1) the issuance of 9,825,000 shares of common stock at the price of $16.235 per share net of Underwriting discounts and commissions, before expenses, in our offering in April 2007; (2) the repayment of $136.6 million of indebtedness under our revolving credit facility with part of the proceeds from our offering in April 2007; (3) the incurrence of $109.0 million of additional indebtedness under our credit facility in April and May 2007 and (4) the payment of $31.4 million dividend declared and paid in May 2007.

There have been no significant changes to our capitalization since March 31, 2007, as so adjusted.

	As of March 31, 2007
	Actual	As Adjusted
	(unaudited) (Dollars in thousands)
Debt:
Current portion of long term debt	$-	$-
Long-term debt, net of current portion	160,680	133,080
Total Debt	160,680	133,080
Stockholders' equity:
Preferred shares, $0.01 par value; 25,000,000 shares authorized, none issued	$-	$-
Common shares, $0.01 par value; 100,000,000 shares authorized; 53,050,000 shares issued and outstanding, actual and 62,875,000 shares issued and outstanding as adjusted	531	629
Additional paid-in capital	368,477	527,888
Accumulated deficit	(8,862)	(40,300)
Total stockholders' equity	360,146	488,217
Total capitalization	$520,826	$621,297

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus and the selling shareholders may sell our common shares through underwriters, through agents, to dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we or the selling shareholders may sell some or all of our common shares included in this prospectus through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we or the selling shareholders may enter into option or other types of transactions that require us or them to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus.  We may enter into hedging transactions with respect to our securities.  For example, we may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short themselves and deliver the shares to close out short positions;

•	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions.  If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions.  If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock.  The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).  In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus.  Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

Any broker-dealers or other persons acting on our behalf or the behalf of the selling shareholders that participates with us or the selling shareholders in the distribution of the securities may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act.  As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through the Nasdaq Global Select Market, the existing trading market for our common shares, or sales made to or through a market maker other than on an exchange.

We will bear costs relating to all of the securities being registered under this Registration Statement.

Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by the offeror for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933, as amended.

ENFORCEMENT OF CIVIL LIABILITIES

Diana Shipping Inc. is a Marshall Islands corporation and our principal executive offices are located outside the United States in Athens, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws.   We refer you to our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to our registration statement filed in connection with our initial public offering and incorporated by reference herein.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business

Corporations Act of the Marshall Islands, or the BCA. Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Authorized Capitalization

Under our amended and restated articles of incorporation, as of March 31, 2007, our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, of which 62,875,000 shares were issued and outstanding, and 25,000,000 shares of preferred stock, par value $.01 per share, of which no shares were issued and outstanding. All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting.

Our board of directors must consist of at least one member. Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board. Each director shall be elected to serve until the next annual meeting of stockholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys fees and disbursements and court costs) to our directors and offices and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive offices.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

       Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 25,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or by the unanimous written consent of our stockholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our Chairman, Chief Executive Officer, or Secretary at the direction of the board of directors or holders of not less than one-fifth of all outstanding shares may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Stockholder Rights Plan

General

Each share of our common stock includes one right, which we refer to as a right, that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and Computershare Trust Company Inc., as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to the offering.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Detachment of the Rights

The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as we describe below. The rights will separate from the common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•
10 days following a public announcement that a person or group of affiliated or associated persons or an "acquiring person," has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

•	10 business days following the start of a tender or exchange offer that would result, if closed, in a person's becoming an acquiring person.

Persons who are our stockholders on the effective date of the rights agreement are excluded from the definition of "acquiring person" until such time as they acquire an additional 20% of our outstanding common stock for purposes of the rights, and therefore until such time, their ownership cannot trigger the rights.  Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

        Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to certain kinds of permitted offers. An offer is permitted under the rights agreement if a person will become an acquiring person pursuant to a merger or other acquisition agreement that has been approved by our board of directors prior to that person becoming an acquiring person.

If a flip-in event occurs and we have not previously redeemed the rights as described under the heading "Redemption of Rights" below or, if the acquiring person acquires less than 50% of our outstanding common stock and we do not exchange the rights as described under the heading "Exchange of Rights" below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

•	50% or more of our assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading "Flip-In Event" above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred stock that are not integral multiples of one-thousandth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise.

Redemption of Rights

At any time until the date on which the occurrence of a flip-in event is first publicly announced, we may order redemption of the rights in whole, but not in part, at a redemption price of $0.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash or shares of common stock. The rights are not exercisable after a flip-in event if they are timely redeemed by us or until ten days following the first public announcement of a flip-in event. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to any person other than us or our existing stockholders becoming the beneficial owner of 50% or more of our outstanding common stock for the purposes of the rights agreement.

Amendment of Terms of Rights

During the time the rights are redeemable, we may amend any of the provisions of the rights agreement, other than by decreasing the redemption price. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement, other than to decrease the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•
to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

 Transfer Agent

The registrar and transfer agent for the common stock is Computershare Trust Company, Inc.

Listing

Shares of our common stock are listed on the New York Stock Exchange under the symbol "DSX."

DESCRIPTION OF PREFERRED SHARES

The material terms of any series of preferred stock that we offer through a prospectus supplement will be described in that prospectus supplement.

The board of directors has the authority to issue preferred shares in one or more series and to determine the rights, preferences and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series. The issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. The issuance of preferred shares with voting and conversion rights may adversely affect the voting power of the holders of common shares.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase our debt or equity securities or securities of third parties or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing.  Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities.  Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent.  The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, in which the price of such warrants will be payable;

•
the securities or other rights, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies, securities or indices, or any combination of the foregoing, purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, in which the securities or other rights purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material United States Federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities from time to time in one or more series, under one or more indentures, each dated as of a date on or prior to the issuance of the debt securities to which it relates.  We may issue senior debt securities and subordinated debt securities pursuant to separate indentures, a senior indenture and a subordinated indenture, respectively, in each case between us and the trustee named in the indenture.  These indentures will be filed either as exhibits to an amendment to this Registration Statement or a prospectus supplement, or as an exhibit to a Securities Exchange Act of 1934, or Exchange Act, report that will be incorporated by reference to the Registration Statement or a prospectus supplement.  We will refer to any or all of these reports as “subsequent filings”.  The senior indenture and the subordinated indenture, as amended or supplemented from time to time, are sometimes referred to individually as an “indenture” and collectively as the “indentures”.  Each indenture will be subject to and governed by the Trust Indenture Act.  The aggregate principal amount of debt securities which may be issued under each indenture will be unlimited and each indenture will contain the specific terms of any series of debt securities or provide that those terms must be set forth in or determined pursuant to, an authorizing resolution, as defined in the applicable prospectus supplement, and/or a supplemental indenture, if any, relating to such series.

Certain of our subsidiaries may guarantee the debt securities we offer.  Those guarantees may or may not be secured by liens, mortgages, and security interests in the assets of those subsidiaries.  The terms and conditions of any such subsidiary guarantees, and a description of any such liens, mortgages or security interests, will be set forth in the prospectus supplement that will accompany this prospectus.

Our statements below relating to the debt securities and the indentures are summaries of their anticipated provisions, are not complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the applicable indenture and any applicable United States federal income tax considerations as well as any applicable modifications of or additions to the general terms described below in the applicable prospectus supplement or supplemental indenture.

General

Neither indenture limits the amount of debt securities which may be issued, and each indenture provides that debt securities may be issued up to the aggregate principal amount from time to time.  The debt securities may be issued in one or more series.  The senior debt securities will be unsecured and will rank on a parity with all of our other unsecured and unsubordinated indebtedness.  Each series of subordinated debt securities will be unsecured and subordinated to all present and future senior indebtedness of debt securities will be described in an accompanying prospectus supplement.

You should read the subsequent filings relating to the particular series of debt securities for the following terms of the offered debt securities:

•	the designation, aggregate principal amount and authorized denominations;

•	the issue price, expressed as a percentage of the aggregate principal amount;

•	the maturity date;

•	the interest rate per annum, if any;

•
if the offered debt securities provide for interest payments, the date from which interest will accrue, the dates on which interest will be payable, the date on which payment of interest will commence and the regular record dates for interest payment dates;

•	any optional or mandatory sinking fund provisions or conversion or exchangeability provisions;

•
the date, if any, after which and the price or prices at which the offered debt securities may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory redemptions;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which offered debt securities of the series will be issuable;

•	if other than the full principal amount, the portion of the principal amount of offered debt securities of the series which will be payable upon acceleration or provable in bankruptcy;

•	any events of default not set forth in this prospectus;

•	the currency or currencies, including composite currencies, in which principal, premium and interest will be payable, if other than the currency of the United States of America;

•
if principal, premium or interest is payable, at our election or at the election of any holder, in a currency other than that in which the offered debt securities of the series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;

•	whether interest will be payable in cash or additional securities at our or the holder’s option and the terms and conditions upon which the election may be made;

•
if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price in the currency of the United States of America for purposes of determining the voting rights of holders of those debt securities under the applicable indenture;

•
if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the offered debt securities of the series are stated to be payable, the manner in which the amounts will be determined;

•	any restrictive covenants or other material terms relating to the offered debt securities, which may not be inconsistent with the applicable indenture;

•	whether the offered debt securities will be issued in the form of global securities or certificates in registered or bearer form;

•	any terms with respect to subordination;

•	any listing on any securities exchange or quotation system;

•	additional provisions, if any, related to defeasance and discharge of the offered debt securities; and

•	the applicability of any guarantees.

Unless otherwise indicated in subsequent filings with the Commission relating to the indenture, principal, premium and interest will be payable and the debt securities will be transferable at the corporate trust office of the applicable trustee.  Unless other arrangements are made or set forth in subsequent filings or a supplemental indenture, principal, premium and interest will be paid by checks mailed to the holders at their registered addresses.

Unless otherwise indicated in subsequent filings with the Commission, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 or any integral multiple thereof.  No service charge will be made for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these debt securities.

Some or all of the debt securities may be issued as discounted debt securities, bearing no interest or interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below the stated principal amount.  United States federal income tax consequences and other special considerations applicable to any discounted securities will be described in subsequent filings with the Commission relating to those securities.

We refer you to applicable subsequent filings with respect to any deletions or additions or modifications from the description contained in this prospectus.

Senior Debt

We will issue senior debt securities under the senior debt indenture.  These senior debt securities will rank on an equal basis with all our other unsecured debt except subordinated debt.

Subordinated Debt

We will issue subordinated debt securities under the subordinated debt indenture.  Subordinated debt will rank subordinate and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all our senior debt (both secured and unsecured).

In general, the holders of all senior debt are first entitled to receive payment of the full amount unpaid on senior debt before the holders of any of the subordinated debt securities are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events.

If we default in the payment of any principal of, or premium, if any, or interest on any senior debt when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, we cannot make a payment on account of or redeem or otherwise acquire the subordinated debt securities.

       If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to us or our property, then all senior debt must be paid in full before any payment may be made to any holders of subordinated debt securities.

Furthermore, if we default in the payment of the principal of and accrued interest on any subordinated debt securities that is declared due and payable upon an event of default under the subordinated debt indenture, holders of all our senior debt will first be entitled to receive payment in full in cash before holders of such subordinated debt can receive any payments.

Senior debt means:

•
the principal, premium, if any, interest and any other amounts owing in respect of our indebtedness for money borrowed and indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by us, including the senior debt securities or letters of credit;

•	all capitalized lease obligations;

•	all hedging obligations;

•	all obligations representing the deferred purchase price of property; and

•	all deferrals, renewals, extensions and refundings of obligations of the type referred to above;

•	but senior debt does not include:

•	subordinated debt securities; and

•	any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, our subordinated debt securities.

Covenants

Any series of offered debt securities may have covenants in addition to or differing from those included in the applicable indenture which will be described in subsequent filings prepared in connection with the offering of such securities, limiting or restricting, among other things:

•	the ability of us or our subsidiaries to incur either secured or unsecured debt, or both;

•	the ability to make certain payments, dividends, redemptions or repurchases;

•	our ability to create dividend and other payment restrictions affecting our subsidiaries;

•	our ability to make investments;

•	mergers and consolidations by us or our subsidiaries;

•	sales of assets by us;

•	our ability to enter into transactions with affiliates;

•	our ability to incur liens; and

•	sale and leaseback transactions.

Modification of the Indentures

Each indenture and the rights of the respective holders may be modified by us only with the consent of holders of not less than a majority in aggregate principal amount of the outstanding debt securities of all series under the respective indenture affected by the modification, taken together as a class.  But no modification that:

(1)	changes the amount of securities whose holders must consent to an amendment, supplement or waiver;

(2)
reduces the rate of or changes the interest payment time on any security or alters its redemption provisions (other than any alteration to any such Section which would not materially adversely affect the legal rights of any holder under the indenture) or the price at which we are required to offer to purchase the securities;

(3)	reduces the principal or changes the maturity of any security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;

(4)
waives a default or event of default in the payment of the principal of or interest, if any, on any security (except a rescission of acceleration of the securities of any series by the holders of at least a majority in principal amount of the outstanding securities of that series and a waiver of the payment default that resulted from such acceleration);

(5)	makes the principal of or interest, if any, on any security payable in any currency other than that stated in the Security;

(6)
makes any change with respect to holders’ rights to receive principal and interest, the terms pursuant to which defaults can be waived, certain modifications affecting shareholders or certain currency-related issues; or

(7)	waives a redemption payment with respect to any Security or change any of the provisions with respect to the redemption of any securities will be effective against any holder without his consent.  In addition, other terms as specified in subsequent filings may be modified without the consent of the holders.

Events of Default

Each indenture defines an event of default for the debt securities of any series as being any one of the following events:

•	default in any payment of interest when due which continues for 30 days;

•	default in any payment of principal or premium when due;

•	default in the deposit of any sinking fund payment when due;

•	default in the performance of any covenant in the debt securities or the applicable indenture which continues for 60 days after we receive notice of the default;

•
default under a bond, debenture, note or other evidence of indebtedness for borrowed money by us or our subsidiaries (to the extent we are directly responsible or liable therefor) having a principal amount in excess of a minimum amount set forth in the applicable subsequent filing, whether such indebtedness now exists or is hereafter created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled or cured within 30 days after we receive notice of the default; and

•	events of bankruptcy, insolvency or reorganization.

An event of default of one series of debt securities does not necessarily constitute an event of default with respect to any other series of debt securities.

There may be such other or different events of default as described in an applicable subsequent filing with respect to any class or series of offered debt securities.

In case an event of default occurs and continues for the debt securities of any series, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities then outstanding of that series may declare the principal and accrued but unpaid interest of the debt securities of that series to be due and payable.  Any event of default for the debt securities of any series which has been cured may be waived by the holders of a majority in aggregate principal amount of the debt securities of that series then outstanding.

Each indenture requires us to file annually after debt securities are issued under that indenture with the applicable trustee a written statement signed by two of our officers as to the absence of material defaults under the terms of that indenture.  Each indenture provides that the applicable trustee may withhold notice to the holders of any default if it considers it in the interest of the holders to do so, except notice of a default in payment of principal, premium or interest.

Subject to the duties of the trustee in case an event of default occurs and continues, each indenture provides that the trustee is under no obligation to exercise any of its rights or powers under that indenture at the request, order or direction of holders unless the holders have offered to the trustee reasonable indemnity.  Subject to these provisions for indemnification and the rights of the trustee, each indenture provides that the holders of a majority in principal amount of the debt securities of any series then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee as long as the exercise of that right does not conflict with any law or the indenture.

Defeasance and Discharge

The terms of each indenture provide us with the option to be discharged from any and all obligations in respect of the debt securities issued thereunder upon the deposit with the trustee, in trust, of money or U.S. government obligations, or both, which through the payment of interest and principal in accordance with their terms will provide money in an amount sufficient to pay any installment of principal, premium and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of the payments in accordance with the terms of the debt securities and the indenture governing the debt securities.  This right may only be exercised if, among other things, we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that such a discharge will not be deemed, or result in, a taxable event with respect to holders.  This discharge would not apply to our obligations to register the transfer or exchange of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and hold moneys for payment in trust.

Defeasance of Certain Covenants

       The terms of the debt securities provide us with the right to omit complying with specified covenants and that specified events of default described in a subsequent filing will not apply. In order to exercise this right, we will be required to deposit with the trustee money or U.S. government obligations, or both, which through the payment of interest and principal will provide money in an amount sufficient to pay principal, premium, if any, and interest on, and any mandatory sinking fund payments in respect of, the debt securities on the stated maturity of such payments in accordance with the terms of the debt securities and the indenture governing such debt securities. We will also be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related covenant defeasance should not cause the holders of such series to recognize income, gain or loss for United States federal income tax purposes.

A subsequent filing may further describe the provisions, if any, of any particular series of offered debt securities permitting a discharge defeasance.

Subsidiary Guarantees

Certain of our subsidiaries may guarantee the debt securities we offer.  In that case, the terms and conditions of the subsidiary guarantees will be set forth in the applicable prospectus supplement.  Unless we indicate differently in the applicable prospectus supplement, if any of our subsidiaries guarantee any of our debt securities that are subordinated to any of our senior indebtedness, then the subsidiary guarantees will be subordinated to the senior indebtedness of such subsidiary to the same extent as our debt securities are subordinated to our senior indebtedness.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in an applicable subsequent filing and registered in the name of the depository or a nominee for the depository. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding debt securities of the series to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive certificated form, a global security may not be transferred except as a whole by the depository for the global security to a nominee of the depository or by a nominee of the depository to the depository or another nominee of the depository or by the depository or any nominee to a successor depository for that series or a nominee of the successor depository and except in the circumstances described in an applicable subsequent filing.

We expect that the following provisions will apply to depository arrangements for any portion of a series of debt securities to be represented by a global security.  Any additional or different terms of the depository arrangement will be described in an applicable subsequent filing.

Upon the issuance of any global security, and the deposit of that global security with or on behalf of the depository for the global security, the depository will credit, on its book-entry registration and transfer system, the principal amounts of the debt securities represented by that global security to the accounts of institutions that have accounts with the depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of the debt securities or by us, if the debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participating institutions or persons that may hold interest through such participating institutions.  Ownership of beneficial interests by participating institutions in the global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depository for the global security or by its nominee.  Ownership of beneficial interests in the global security by persons that hold through participating institutions will be shown on, and the transfer of the beneficial interests within the participating institutions will be effected only through, records maintained by those participating institutions. The laws of some jurisdictions may require that purchasers of securities take physical delivery of the securities in certificated form.  The foregoing limitations and such laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture.  Unless otherwise specified in an applicable subsequent filing and except as specified below, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depository and, if such person is not a participating institution, on the procedures of the participating institution through which the person owns its interest, to exercise any rights of a holder under the indenture.

The depository may grant proxies and otherwise authorize participating institutions to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the applicable indenture. We understand that, under existing industry practices, if we request any action of holders or any owner of a beneficial interest in the global security desires to give any notice or take any action a holder is entitled to give or take under the applicable indenture, the depository would authorize the participating institutions to give the notice or take the action, and participating institutions would authorize beneficial owners owning through such participating institutions to give the notice or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

Unless otherwise specified in an applicable subsequent filings, payments of principal, premium and interest on debt securities represented by global security registered in the name of a depository or its nominee will be made by us to the depository or its nominee, as the case may be, as the registered owner of the global security.

We expect that the depository for any debt securities represented by a global security, upon receipt of any payment of principal, premium or interest, will credit participating institutions’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depository.  We also expect that payments by participating institutions to owners of beneficial interests in the global security held through those participating institutions will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in street names, and will be the responsibility of those participating institutions. None of us, the trustees or any agent of ours or the trustees will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial interests.

Unless otherwise specified in the applicable subsequent filings, a global security of any series will be exchangeable for certificated debt securities of the same series only if:

·	the depository for such global securities notifies us that it is unwilling or unable to continue as depository or such depository ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor depository is not appointed by us within 90 days after we receive the notice or become aware of the ineligibility;

•	we in our sole discretion determine that the global securities shall be exchangeable for certificated debt securities; or

•	there shall have occurred and be continuing an event of default under the applicable indenture with respect to the debt securities of that series.

Upon any exchange, owners of beneficial interests in the global security or securities will be entitled to physical delivery of individual debt securities in certificated form of like tenor and terms equal in principal amount to their beneficial interests, and to have the debt securities in certificated form registered in the names of the beneficial owners, which names are expected to be provided by the depository’s relevant participating institutions to the applicable trustee.

In the event that the Depository Trust Company, or DTC, acts as depository for the global securities of any series, the global securities will be issued as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee.

DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds securities that its participating institutions deposit with DTC.  DTC also facilitates the settlement among participating institutions of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participating institutions’ accounts, thereby eliminating the need for physical movement of securities certificates.  Direct participating institutions include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participating institutions and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers and banks and trust companies that clear through or maintain a custodial relationship with a direct participating institution, either directly or indirectly. The rules applicable to DTC and its participating institutions are on file with the Commission.

To facilitate subsequent transfers, the debt securities may be registered in the name of DTC’s nominee, Cede & Co.  The deposit of the debt securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership.  DTC has no knowledge of the actual beneficial owners of the debt securities.  DTC’s records reflect only the identity of the direct participating institutions to whose accounts debt securities are credited, which may or may not be the beneficial owners.  The participating institutions remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participating institutions, by direct participating institutions to indirect participating institutions, and by direct participating institutions and indirect participating institutions to beneficial owners of debt securities are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect.

Neither DTC nor Cede & Co. consents or votes with respect to the debt securities.  Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date.  The proxy assigns Cede & Co.’s consenting or voting rights to those direct participating institution to whose accounts the debt securities are credited on the record date.

If applicable, redemption notices shall be sent to Cede & Co.  If less than all of the debt securities of a series represented by global securities are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participating institutions in that issue to be redeemed.

To the extent that any debt securities provide for repayment or repurchase at the option of the holders thereof, a beneficial owner shall give notice of any option to elect to have its interest in the global security repaid by us, through its participating institution, to the applicable trustee, and shall effect delivery of the interest in a global security by causing the direct participating institution to transfer the direct participating institution’s interest in the global security or securities representing the interest, on DTC’s records, to the applicable trustee. The requirement for physical delivery of debt securities in connection with a demand for repayment or repurchase will be deemed satisfied when the ownership rights in the global security or securities representing the debt securities are transferred by direct participating institutions on DTC’s records.

DTC may discontinue providing its services as securities depository for the debt securities at any time.  Under such circumstances, in the event that a successor securities depository is not appointed, debt security certificates are required to be printed and delivered as described above.

We may decide to discontinue use of the system of book-entry transfers through the securities depository.  In that event, debt security certificates will be printed and delivered as described above.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for its accuracy.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•
debt or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination of the above as specified in the applicable prospectus supplement;

•	currencies; or

•	commodities.

Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase, on specified dates, such securities, currencies or commodities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement.  We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the applicable prospectus supplement.  The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, which payments may be deferred to the extent set forth in the applicable prospectus supplement, and those payments may be unsecured or prefunded on some basis.  The purchase contracts may require the holders thereof to secure their obligations in a specified manner to be described in the applicable prospectus supplement.  Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued.  Our obligation to settle such pre-paid purchase contracts on the relevant settlement date may constitute indebtedness.  Accordingly, pre-paid purchase contracts will be issued under either the senior indenture or the subordinated indenture.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, preferred shares, common shares or any combination of such securities.  The applicable prospectus supplement will describe:

•
the terms of the units and of the purchase contracts, warrants, debt securities, preferred shares and common shares comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and a description of the provisions for the payment, settlement, transfer or exchange or the units.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee	$20,672.15
Blue sky fees and expenses	$______*
Printing and engraving expenses	$______*
Legal fees and expenses	$______*
NYSE Supplemental Listing Fee	$______*
Accounting fees and expenses	$______*
Indenture Trustee fees and expenses	$______*
Transfer Agent fees	$______*
Miscellaneous	$______*
$______*
Total

*	To be provided by amendment or as an exhibit to Report on Form 6-K that is incorporated by reference into this prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Marshall Island law.

EXPERTS

The consolidated financial statements of Diana Shipping Inc. appearing in Diana Shipping Inc.’s Annual Report on Form 20-F for the year ended December 31, 2006, have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, we filed a registration statement relating to the securities offered by this prospectus with the Commission.  This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports within the Commission.  You may read and copy any document that we file at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549.  The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.  In addition, you can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it.  This means that we can disclose important information to you by referring you to those filed documents.  The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•
Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Commission on June 11, 2007, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed;

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain Reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated.  In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement.  We have not, and any underwriters have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only.  Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Diana Shipping Inc.
Pendelis 16
175 64 Palaio Faliro
Athens, Greece
(30) 210 947-0100

Information provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent public accountants, and intend to furnish semi-annual reports containing selected unaudited financial data for the first six months of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods.  As a “foreign private issuer”, we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders.  While we intend to furnish proxy statements to any shareholder in accordance with the rules of the New York Stock Exchange, those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act.  In addition, as a “foreign private issuer”, we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.